SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Persuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated April 27, 2006

Swedish Match AB

(Translation of Registrant’s Name into English)

Rosenlundsgatan 36

S-118 85 Stockholm, Sweden

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-            )

Enclosure: Cancer	specialist strengthens scientific competence within Swedish Match

SIGNATURES

Persuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swedish Match AB

Date: April 27, 2006	By: /s/ Bertil Raihle
Bertil Raihle
Vice President Corporate Control

Stockholmsbörsen: SWMA

PRESS RELEASE

27 April, 2006

Cancer specialist strengthens scientific competence within Swedish Match

Lars Erik Rutqvist, Professor of Oncology, Senior Consultant and former Head of the Department of Oncology, Huddinge University Hospital & Karolinska Institute, Stockholm, has been appointed Vice President, Scientific Affairs within the Swedish Match Group.

Professor Lars Erik Rutqvist has a long and solid experience of both clinical and epidemiological cancer research. He stands behind several of the scientific papers published about Swedish oral snuff (snus), eg. one of the world’s most extensive epidemiological papers on risk factors of cancer in the head and neck, “Smoking tobacco, oral snuff and alcohol in the etiology of carcinoma of the head and neck”. The paper was published in the well-reputed American scientific journal Cancer in 1998. The result showed an increased risk for cancer with cigarette smoking, particularly in combination with alcohol consumption, however, no increased risk was found for the use of Swedish snus. Furthermore, Professor Rutqvist has published more than 150 papers in international scientific journals.

“Through my work within Swedish cancer care, I have seen the harm smoking can lead to, and I have also come to understand the positive aspects of smokeless alternatives, for example snus, as an alternative for those who cannot or do not wish to give up their tobacco consumption”, says Lars Erik Rutqvist. “Cigarette smoking presents an important and growing health problem in the world. This must be met by active measures to limit unhealthy activities. In this respect, Swedish Match can make a positive contribution. It is an exciting challenge to contribute to this development. No other single effort for public health is more important than to induce people to refrain from cigarettes and I will continue to work for this, only now from a new position with a broader perspective”, says Lars Erik Rutqvist.

Sweden has a unique consumption pattern in the tobacco area. A considerably lower proportion of Swedish men smoke daily compared with other European countries, but the total tobacco consumption is about the same. The difference is spelled s-n-u-s. A consequence of the Swedish consumption pattern is that among Swedish men there is a lower incidence of tobacco related cancer than in other countries. This fact, often referred to as “the Swedish Experience”, has attracted increased interest in public health circles and among scientists worldwide. Given this, Swedish Match has a need to engage further medical expertise to the Company.

“Through the extensive research that Professor Rutqvist has accomplished during his close to 30-year career, he possesses the competence that we need in order to initiate, analyse, document and comment on research on snus as an alternative to cigarettes”, says Sven Hindrikes, President and CEO of Swedish Match. “We need to increase the medical competence within the Company in order to continue to effectively influence the development towards a more pragmatic societal attitude in Sweden, in the EU, but also in other parts of the world, as well as to assist in the development of other smokeless alternatives”, concludes Sven Hindrikes.

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Lars Erik Rutqvist’s Swedish Match images

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Swedish Match has a broad range of market-leading brands in tobacco niche product areas as well as matches and lighters. The Group’s global operations generated sales of 13,311MSEK for the twelve month period ending December 31, 2005. Swedish Match shares are listed on Stockholmsbörsen (SWMA).

Swedish Match AB (publ), SE-118 85 Stockholm

Visiting address: Rosenlundsgatan 36, Telephone: + 46 8 658 02 00

Corporate Identity Number: 556015-0756

www.swedishmatch.com